UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On February 28, 2026, Mr. Victor Lee and Mr. Alex Chua, members of the board of directors (the “Board”) of VCI Global Limited, a British Virgin Islands business company (the “Company”), tendered their resignation as executive directors of the Board, effective February 28, 2026. The resignation of Mr. Lee and Mr. Chua was not a result of any disagreement with the Company on any matter related to the operations, policies, finance, accounting or practices of the Company.

On March 1, 2026, the Board appointed Mr. Michael Puah as an independent director of the Board. The Board has determined that Mr. Michael Puah meets the independent director’s standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

Mr. Michael Puah is a seasoned finance leader with over 15 years of experience in strategic planning, group consolidation, financial controlling and IPO execution across industries including IT, aviation, F&B, pharmaceuticals, and plantations. Throughout his career, he has led cross-regional finance functions, strengthened financial governance frameworks, and enhanced reporting transparency to support informed decision-making at senior leadership and board levels.

Mr. Michael Puah previously held senior finance leadership roles in multinational and listed environments, including serving as a core team member in the IPO preparation of AustAsia Group, contributing to its successful listing on the Hong Kong Stock Exchange. Earlier in his career at PwC Singapore and Malaysia, he managed audit engagements for large public-listed companies and supported IPO readiness and regulatory compliance initiatives, building a strong technical foundation in IFRS, internal controls, and capital market requirements.

As independent director of the Company, Mr. Michael Puah will bring extensive financial oversight expertise, capital markets experience, and a commitment to strong corporate governance. His appointment reinforces the company’s dedication to accountability, strategic discipline, and sustainable long-term value creation.

There are no arrangements or understandings between Mr. Puah and any other persons pursuant to which he was selected as an independent director. During the past two years, there have been no transactions, nor are there any currently proposed transactions, to which the Company was or is to be a party in which Mr. Puah has a direct or indirect material interest under Item 404(a) of Regulation S-K.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-282353 and File No. 333-279521) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 3, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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